Exhibit 99.2

GLOBUS MARITIME LIMITED

August 22, 2022

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada 16674, Attica Greece, on September 21, 2022 at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect one Class III director to serve until the 2025 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Athanasios Feidakis
Athanasios Feidakis
President, Chief Executive Officer and Chief Financial Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 21, 2022

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada 16674, Attica Greece, on September 21, 2022 at 11:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class III director to serve until the 2025 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on August 15, 2022 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one third of the voting power of the shares entitled to vote at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

The Company’s 2021 Annual Report on Form 20-F (the “2021 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2021, is available on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2021 Annual Report, free of charge upon request.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company’s 2021 Annual Report, can also be found at

http://globusmaritime.agmdocuments.com/agm2022.html

By Order of the Board of Directors

/s/ Olga Lambrianidou
Olga Lambrianidou
Secretary

August 22, 2022

Glyfada, Greece

GLOBUS MARITIME LIMITED

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS TO BE

HELD ON SEPTEMBER 21, 2022

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the annual meeting of shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece, on September 21, 2022 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 22, 2022.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 15, 2022 (the “Record Date”), the Company had outstanding 20,582,301 common shares, par value $0.004 per share (the “Common Shares”), and 10,300 Series B preferred shares, par value $0.001 per share (the “Series B Preferred Shares” and together with the Common Shares, the “Shares,” and any holder of Shares, a “Shareholder”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Series B Preferred Share then held provided however, that pursuant to the Amended and Restated Statement of Designation of the Series B Preferred Shares, no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Share that would result in the total number of votes such holder, together with each beneficial owner of such Series B Preferred Share and any of their affiliates, is entitled to vote (including any voting power derived from Series B Preferred Shares or Common Shares) to exceed 49.99% of the total number of votes eligible to be cast.

To constitute a quorum, there must be present either in person or by proxy one or more Shareholders of record holding at least one third of the voting power of the Shares entitled to vote at the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A Shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be Held on September 21, 2022.

The Notice of the Annual Meeting of Shareholders and Proxy Statement is available free of charge at

www.globusmaritime.gr

PROPOSAL ONE

ELECTION OF CLASS III DIRECTOR

The Company currently has four directors on its board, which is divided into three classes. As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class III directors expires at the Meeting. Accordingly, the board of directors of the Company has nominated Mr. Georgios “George” Feidakis, a Class III director, for re-election as director whose term would expire at the 2025 annual meeting of shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors of the Company may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position

Georgios (“George”) Feidakis	71	Class III Director Director

Georgios (“George”) Feidakis, a Class III director, is our founder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey, Italy and UK. FG Europe is also active in the air-conditioning and white/brown electric goods market in Greece and ten other countries in Europe as well as in the production of renewal energy and FG Europe is also currently our landlord. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. As of January 31, 2017, Mr. Feidakis is the majority shareholder of Eolos Shipmanagement SA., as well as the principal shareholder of Cyberonica S.A., a family-owned business which was also previously our landlord.

Audit Committee. The Company’s Board has established an Audit Committee, composed of two independent members of its board of directors, who are responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing all related party transactions. The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. The Company believes that Mr. Kazantzidis qualifies as an “audit committee financial expert,” as such term is defined under Securities and Exchange Commission rules.

Remuneration Committee. The Remuneration Committee is comprised of Jeffrey O. Parry, Athanasios Feidakis, and Ioannis Kazantzidis. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officer, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options.

Nomination Committee. The Nomination Committee is comprised of George Feidakis, Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq board diversity and disclosure rules approved by the Securities and Exchange Commission in 2021.  In accordance with Nasdaq Listing Rules, the Company posted its board diversity matrix on its website, which matrix may be found here: http://www.globusmaritime.gr/board_diversity_matrix.pdf

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors of the Company is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Olga Lambrianidou
Olga Lambrianidou
Secretary

August 22, 2022

Glyfada, Greece